EXHIBIT 99.1

Ero Copper Increases Revolving Credit Facility to $150 Million and Extends Maturity to December 2026

(all amounts in US dollars, unless otherwise noted)

VANCOUVER, British Columbia, Dec. 16, 2022 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce that it has amended its existing senior secured revolving credit facility (the "Amended Credit Facility") to increase the aggregate commitments from $75 million to $150 million and extend the maturity from March 2025 to December 2026. The Amended Credit Facility will bear interest on a sliding scale of SOFR plus an applicable margin of 2.00% to 4.00% depending on the Company’s consolidated leverage ratio. Commitment fees for the undrawn portion of the Amended Credit Facility will also be based on a sliding scale ranging from 0.45% to 0.90%. The Amended Credit Facility is expected to close by December 23, 2022, subject to customary closing conditions.

The Company's pro forma liquidity position as of September 30, 2022 is approximately $510 million, including cash and cash equivalents of approximately $210 million, short-term investments of approximately $150 million, and $150 million of undrawn availability under the Amended Credit Facility.

"We are pleased to have achieved improved terms on our senior secured revolving credit facility, including a 25 basis point reduction to our applicable margin on drawn funds, reduced standby fees on undrawn commitments and extended maturity to the end of 2026," stated Wayne Drier, Chief Financial Officer.

The Amended Credit Facility includes standard and customary terms and conditions with respect to fees, representations, warranties, and financial covenants. The Bank of Montreal acted as Administrative Agent, Joint Lead Arranger, and Sole Bookrunner, The Bank of Nova Scotia acted as Joint Lead Arranger, and Canadian Imperial Bank of Commerce acted as Documentation Agent.

A copy of the Amended Credit Facility agreement will be filed on SEDAR and EDGAR.

ABOUT ERO COPPER CORP

Ero Copper Corp is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines, the Surubim mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. which owns the Xavantina Operations (formerly known as the NX Gold Mine), namely comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the successful closing and the closing date associated with the Credit Facility, the interest rate of the Credit Facility and future cost of borrowing.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company's Annual Information Form for the year ended December 31, 2021 and dated March 11, 2022 (the "AIF") under the heading “Risk Factors”.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involves statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.